Exhibit (a)(1)(v)

Offer to Purchase for Cash by

The Lion Fund II, L.P.

of

Up to 575,000 Shares of Biglari Holdings Inc.’s Common Stock

At a Purchase Price of $420.00 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME,

ON JULY 1, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH TIME AND

DATE, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

June 4, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Biglari Holdings’ common stock is listed for trading on the New York Stock Exchange (the “NYSE”), trading under the symbol “BH”.

As of June 3, 2015, there were 2,065,608 Shares issued and outstanding, with a closing stock price of $369.69 per Share. We have been appointed by The Lion Fund II, L.P. (the “Offeror”) to act as the Dealer Manager in connection with the Offeror’s offer to purchase for cash up to 575,000 shares of Common Stock of Biglari Holdings Inc. (the “Company”), at a price of $420.00 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated June 4, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal and Important Instructions and Information (which, together with any amendments and supplements thereto, we collectively refer to as the “Offer Documents” and which collectively constitute the “Offer”). Please furnish copies of the Offer Documents to those of your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND IMPORTANT INSTRUCTIONS AND INFORMATION CONTAIN IMPORTANT INFORMATION AND SHOULD BE CAREFULLY READ IN THEIR ENTIRETY BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER. YOUR CLIENTS MAY TENDER ALL OR A PORTION OF THEIR SHARES OF COMMON STOCK. YOUR CLIENTS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES OF COMMON STOCK.

The Offeror will not accept shares of Common Stock subject to conditional tenders, such as acceptance of all or none of the shares of Common Stock tendered by any tendering stockholder. The Offeror is not offering to purchase, and will not accept, any fractional shares in the Offer.

Only shares of Common Stock properly tendered and not properly withdrawn will be eligible to be purchased. Shares of Common Stock tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Upon the terms and subject to the conditions of the Offer, if more than 575,000 shares of Common Stock are properly tendered and not properly withdrawn prior to the Expiration Date, the Offeror will purchase up to 575,000 shares of Common Stock on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares of Common Stock. See Section 1—Number of Shares; Purchase Price; Proration, Section 3—Procedures for Tendering Shares and Section 4—Withdrawal Rights of the Offer to Purchase.

The conditions of the Offer are described in Section 6—Certain Conditions of the Offer of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., New York City Time, on July 1, 2015, unless the Offer is extended or withdrawn. Under no circumstances will the Offeror pay interest on the Purchase Price, even if there is a delay in making payment.

If you will tender shares of Common Stock on behalf of your clients pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed (or a manually signed photocopy of this Letter of Transmittal), including any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth in the Important Instructions and Information and, solely with respect to tenders through DTC’s ATOP system, the shares of Common Stock must be delivered pursuant to the procedures for bookentry transfer through DTC’s ATOP system set forth in Section 3—Procedures for Tendering Shares of the Offer to Purchase, in each case prior to the Expiration Date.

Although the Offeror’s general partner has authorized the Offer, none of the Offeror, any member of the Offeror’s general partner, the Dealer Manager, the Company the Paying Agent, the Depositary, the Information Agent (each as defined in the Offer to Purchase) or any of their respective affiliates has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares of Common Stock. Your clients must make their own decisions as to whether to tender their shares of Common Stock and how many shares of Common Stock to tender. In doing so, your clients should read carefully the information in, or incorporated by reference into, the Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information. Your clients are urged to discuss their decisions with their tax advisors, financial advisors and/or you.

The Offeror will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Paying Agent, the Depositary and the Information Agent, as described in the Offer to Purchase) for soliciting tenders of shares of Common Stock pursuant to the Offer (see Section 16—Fees and Expenses of the Offer to Purchase).

If you have any questions regarding the Offer, please contact the Information Agent (institutional stockholder) at the telephone number and address set forth below. If you require copies of the Offer to Purchase, the Letter of Transmittal or any amendments or supplements thereto, please contact Okapi Partners LLC, as the Information Agent, at the telephone number set forth below.

The Depositary and Paying Agent for the Offer is:

Computershare

Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms Please Call: (212) 297-0720

Email: info@okapipartners.com

The Dealer Manager for the Offer is:

HOULIHAN LOKEY CAPITAL, INC.

245 Park Avenue

20th Floor

New York, New York 10167

(212) 331-8220

Very truly yours,

[Name]

Nothing contained in this letter or in the Offer Documents shall render you or any other person the agent of the Offeror, the Dealer Manager, the Paying Agent, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the Offer Documents and the statements contained therein.